UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F       ☐                      Form 40-F       ☑

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes       ☐                      No       ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2003, a copy of which has been filed with the Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Auction revenues	$55,996	$47,657	$93,666	$84,038
Direct expenses	7,853	6,782	12,400	11,432

	48,143	40,875	81,266	72,606
Expenses:
Depreciation and amortization	3,045	2,908	6,007	5,554
General and administrative	20,420	17,535	39,837	34,470

	23,465	20,443	45,844	40,024

Earnings from operations	24,678	20,432	35,422	32,582
Other income (expenses):
Interest expense	(793)	(1,377)	(1,753)	(2,285)
Other	275	164	386	447

	(518)	(1,213)	(1,367)	(1,838)

Earnings before income taxes	24,160	19,219	34,055	30,744
Income taxes:
Current	8,709	5,980	11,770	8,695
Future	287	358	531	593

	8,996	6,338	12,301	9,288

Net earnings	$15,164	$12,881	$21,754	$21,456

Net earnings per share (in accordance with Canadian and United States GAAP) (note 6):
Basic	$0.44	$0.38	$0.64	$0.64
Diluted	$0.44	$0.38	$0.63	$0.63

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	June 30,	December 31,
	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$180,796	$119,009
Accounts receivable	60,176	17,064
Inventory	11,490	9,580
Advances against auction contracts	1,994	110
Funds committed for debt repayment (note 5)	18,107	13,000
Prepaid expenses and deposits	2,047	2,553

	274,610	161,316
Capital assets (note 4)	210,043	210,416
Funds committed for debt repayment (note 5)	3,715	5,107
Other assets	535	537
Goodwill	36,588	35,632

	$525,491	$413,008

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$149,023	$44,186
Accounts payable and accrued liabilities	31,278	35,150
Income taxes payable	4,725	3,196
Current bank term loans (note 5)	49,991	43,438

	235,017	125,970
Bank term loans (note 5)	13,431	27,350
Other liabilities	2,403	2,375
Future income taxes	4,934	4,534
Shareholders’ equity:
Share capital (note 6)	75,663	72,794
Additional paid-in capital	6,824	6,075
Retained earnings	177,825	161,183
Foreign currency translation adjustment	9,394	12,727

	269,706	252,779
Commitments and contingencies (note 7)

	$525,491	$413,008

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders'
	Capital	Capital	Earnings	Adjustment	Equity
Balance, March 31, 2003	$69,888	$4,906	$138,257	$136	$213,187
Net earnings	—	—	12,881	—	12,881
Stock compensation	—	261	—	—	261
Net proceeds on stock options exercised	1,027	—	—	—	1,027
Foreign currency translation adjustment	—	—	—	7,272	7,272

Balance, June 30, 2003	70,915	5,167	151,138	7,408	234,628
Net earnings	—	—	2,721	—	2,721
Cash dividends paid	—	—	(2,545)	—	(2,545)
Stock compensation	—	263	—	—	263
Net proceeds on stock options exercised	1,783	—	—	—	1,783
Foreign currency translation adjustment	—	—	—	754	754

Balance, September 30, 2003	72,698	5,430	151,314	8,162	237,604
Net earnings	—	—	12,417	—	12,417
Cash dividends paid	—	—	(2,548)	—	(2,548)
Stock compensation tax adjustment	—	382	—	—	382
Stock compensation	—	263	—	—	263
Net proceeds on stock options exercised	96	—	—	—	96
Foreign currency translation adjustment	—	—	—	4,565	4,565

Balance, December 31, 2003	72,794	6,075	161,183	12,727	252,779
Net earnings	—	—	6,590	—	6,590
Cash dividends paid	—	—	(2,549)	—	(2,549)
Stock compensation	—	396	—	—	396
Net proceeds on stock options exercised	2,272	—	—	—	2,272
Foreign currency translation adjustment	—	—	—	(1,388)	(1,388)

Balance, March 31, 2004	75,066	6,471	165,224	11,339	258,100
Net earnings	—	—	15,164	—	15,164
Cash dividends paid	—	—	(2,563)	—	(2,563)
Stock compensation	—	353	—	—	353
Net proceeds on stock options exercised	597	—	—	—	597
Foreign currency translation adjustment	—	—	—	(1,945)	(1,945)

Balance, June 30, 2004	$75,663	$6,824	$177,825	$9,394	$269,706

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Cash provided by (used in):
Operating activities:
Net earnings	$15,164	$12,881	$21,754	$21,456
Items not involving cash:
Depreciation and amortization	3,045	2,908	6,007	5,554
Stock compensation expense	353	261	749	521
Future income taxes	225	353	400	510
Net (gain) loss on disposition of capital assets	(56)	19	(104)	37
Changes in non-cash working capital:
Accounts receivable	3,567	10,263	(43,112)	(25,976)
Inventory	(5,743)	2,783	(1,910)	958
Advances against auction contracts	1,583	(2,656)	(1,884)	(2,656)
Prepaid expenses and deposits	(222)	(1,249)	506	(829)
Income taxes payable	2,036	4,286	1,529	4,286
Income taxes recoverable	—	778	—	2,485
Auction proceeds payable	19,155	2,959	104,837	121,840
Accounts payable and accrued liabilities	2,723	4,672	(3,872)	(6,641)
Other	818	(2,008)	1,143	(3,348)

	42,648	36,250	86,043	118,197
Investing activities:
Acquisition of business	(7)	—	(1,171)	—
Capital asset additions	(5,969)	(3,267)	(9,560)	(8,212)
Proceeds on disposition of capital assets	585	930	915	1,444
Increase in other assets	3	(53)	2	(84)

	(5,388)	(2,390)	(9,814)	(6,852)
Financing activities:
Issuance of share capital	597	1,027	2,869	1,416
Dividends on common shares	(2,563)	—	(5,112)	—
Repayment of bank term loans	(6,153)	(2,120)	(6,781)	(2,731)
Increase in other liabilities	6	307	28	357
Increase (decrease) in short-term debt	—	(2,487)	—	(2,758)
Increase in funds committed for debt repayment	(3,250)	—	(3,715)	(3,714)

	(11,363)	(3,273)	(12,711)	(7,430)
Effect of foreign currency rates on cash and cash equivalents	(1,035)	2,845	(1,731)	3,989

Increase in cash and cash equivalents	24,862	33,432	61,787	107,904
Cash and cash equivalents, beginning of period	155,934	136,694	119,009	62,222

Cash and cash equivalents, end of period	$180,796	$170,126	$180,796	$170,126

Supplemental information:
Interest paid	$677	$1,219	$1,536	$2,457
Income taxes paid	$6,624	$316	$10,904	$2,798

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

1.	Significant accounting policies:

(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP. The interim consolidated financial statements should be read in conjunction with the December 31, 2003 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues earned in the Company’s capacity as agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. If a loss relating to a guarantee contract to be sold after a period end is known at the reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 7).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

1.	Significant accounting policies (continued):

(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

3.	Change in accounting policy:

The Company adopted the fair-value based method of accounting for stock-based compensation in 2003 on a prospective basis. Certain comparative figures have been restated to give effect to the change in accounting policy as its adoption was effective on January 1, 2003.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

4.	Capital assets:

		Accumulated	Net book
June 30, 2004	Cost	depreciation	value
Buildings	$109,655	$15,919	$93,736
Land and improvements	92,968	3,570	89,398
Land and buildings under development	7,200	—	7,200
Automotive equipment	10,766	3,869	6,897
Yard equipment	8,547	4,108	4,439
Office equipment	5,676	3,355	2,321
Computer equipment	4,895	2,273	2,622
Computer software	9,306	6,607	2,699
Leasehold improvements	1,511	780	731

	$250,524	$40,481	$210,043

		Accumulated	Net book
December 31, 2003	Cost	depreciation	value
Buildings	$112,133	$15,198	$96,935
Land and improvements	94,253	3,453	90,800
Land and buildings under development	3,143	—	3,143
Automotive equipment	10,219	3,766	6,453
Yard equipment	8,558	3,951	4,607
Office equipment	5,716	3,245	2,471
Computer equipment	4,076	2,032	2,044
Computer software	8,751	5,531	3,220
Leasehold improvements	1,430	687	743

	$248,279	$37,863	$210,416

During the six months ended June 30, 2004, the Company capitalized interest of $68,000 (six months ended June 30, 2003 — $89,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

5.	Bank term loans:

	June 30,	December 31,
	2004	2003
Term loans, unsecured, bearing interest at 1.87%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), plus interest, with the final payment occurring in 2004	$26,250	$28,000
Term loans, denominated in Canadian dollars, unsecured, bearing interest at the Canadian Prime Rate plus 0.25% due in monthly installments of interest only, with the full amount of the principal due in 2005	11,246	11,568
Term loans, unsecured, bearing interest between 1.87% and 2.05%, due in minimum annual installments of $500,000 plus interest, with the final payments due in 2005	8,000	8,500
Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with the final payments occurring in 2005 and 2006	17,000	17,250
Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.50%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008	926	1,111
Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR56,723 including interest, with the final payment occurring in 2013	—	4,359

	63,422	70,788
Current portion of bank term loans	49,991	43,438

	$13,431	$27,350

The Company expects to refinance certain of its term debt in the second half of 2004. If this occurs, the funds committed for debt repayment recorded in current assets on the balance sheet, in excess of any amount used to repay debt, will become cash and cash equivalents, and available for general purposes.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

6.	Share capital:

(a) Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2003	33,967,644
Common shares issued during the six months ended June 30, 2004:
For cash, pursuant to stock options exercised	234,134

Issued and outstanding, June 30, 2004	34,201,778

The Company’s common shares were subdivided on a two-for-one basis effective May 4, 2004. Shareholders of record at the close of business on May 4, 2004 received one additional common share for each common share held at that date. The stock split effectively doubled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

(b) Stock option plan:

Stock option activity for the six months ended June 30, 2004 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price
Outstanding, December 31, 2003	813,454	$13.32
Granted	290,000	26.46
Exercised	(234,134)	12.25
Expired	(1,800)	26.46

Outstanding, June 30, 2004	867,520	$17.97

Exercisable, June 30, 2004	587,320	$14.26

The options outstanding at June 30, 2004 expire on dates ranging to February 13, 2014.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

6.	Share capital (continued):

(b) Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at June 30, 2004:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of	Number	Remaining	Average	Number	Average
Exercise Prices	Outstanding	Life (years)	Exercise Price	Exercisable	Exercise Price
$0.05	2,920	0.08	$0.05	2,920	$0.05
$11.675 - $15.525	572,400	7.45	13.78	560,400	13.81
$19.313 - $26.46	292,200	9.56	26.36	24,000	26.46

	867,520			587,320

(c) Stock based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During the six month period ended June 30, 2004, the Company recognized compensation cost of $749,000 (2003 — $521,000) in respect of options granted in 2003 and 2004 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	3.0%	3.1%
Dividend yield	1.15%	0%
Expected lives	5 years	5 years
Volatility	19.6%	18.3%

The weighted average grant date fair value of options granted during the period ended June 30, 2004 was $5.34 per option (2003 — $3.67). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

6.	Share capital (continued):

(d) Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Six months ended June 30, 2004
	Income	Shares	Per share
	(numerator)	(denominator)	amount
Basic net earnings per share	$21,754	34,092,046	$0.64
Effect of dilutive securities:
Stock options	—	357,597	(0.01)

Diluted net earnings per share	$21,754	34,449,643	$0.63

	Six months ended June 30, 2003
	Income	Shares	Per share
	(numerator)	(denominator)	amount
Basic net earnings per share	$21,456	33,676,784	$0.64
Effect of dilutive securities:
Stock options	—	299,896	(0.01)

Diluted net earnings per share	$21,456	33,976,680	$0.63

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 is unaudited)

7.	Commitments and contingencies:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At June 30, 2004 the Company had outstanding guarantees under contract totaling $14,748,000 (undiscounted and before estimated proceeds from sale at auction) for equipment to be sold prior to October 24, 2004 (December 31, 2003 — $9,786,000). The Company has not recorded a liability with respect to these guarantees.

8.	United States generally accepted accounting principles:

Consolidated statements of comprehensive income:

	June 30,	June 30,
	2004	2003
Net earnings in accordance with Canadian and United States GAAP	$21,754	$21,456
Other comprehensive income:
Foreign currency translation adjustment	(3,333)	11,861

Comprehensive income in accordance with United States GAAP	$18,421	$33,317

Accumulated other comprehensive income:

	2004	2003
Foreign currency translation adjustment
Balance, December 31	$12,727	$(4,453)
Change during the period	(3,333)	11,861

Balance, June 30	$9,394	$7,408

ITEM 2.	Management’s Discussion and Analysis of Financial Condition And Results of Operations

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and six-month periods ended June 30, 2004 compared to the three- and six-month periods ended June 30, 2003. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and the Management’s Discussion and Analysis of Financial Position and Results of Operations included in our Annual Report on Form 40-F for the year ended December 31, 2003.

The date of this discussion is as of August 4, 2004. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. All dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at June 30, 2004, we operated from over 90 locations, including 29 auction sites, in more than 20 countries around the world. We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries.

In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily equipment dealers, brokers and finance companies (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We operate in the auction segment of the global industrial equipment marketplace. Our target market is the entire used equipment sector, which is large and fragmented and continues to grow primarily as a result of the increasing, cumulative world supply of used equipment, which is driven by the ongoing production of new equipment. The auction segment of the industrial equipment market is highly fragmented and has been growing; we believe that this growth will continue in the future.

We believe that we have several key strengths that will enable us to continue to attract an increasing number of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the marketplace.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. “Unreserved” means that there are no minimum prices for anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

One of our primary goals is to continue to grow our gross auction sales. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions, particularly within Europe and North America. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of his assets, we will pursue that opportunity.

We are also using the Internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. In addition, we continue to develop our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers.

During the six months ended June 30, 2004, we conducted 72 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia. We also held 73 smaller unreserved agricultural auctions in the first six months of 2004. We had 616 full-time employees at June 30, 2004, including 199 sales representatives.

We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange (known as the TSX). At the date of this management’s discussion and analysis we had 34,207,300 common shares issued and outstanding and stock options outstanding to purchase a total of 861,998 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. Except as otherwise noted, all share and per share amounts in this document reflect the stock split on a retroactive basis.

Sources of Revenue and Revenue Recognition

A key indicator of our operating performance is gross auction sales, which represents the total proceeds from all items sold at our auctions during the period. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues are reported as the top line of our Statement of Operations and, as with certain other Statement of Operations line items, is best understood by considering its relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet Purchase Fee and Proxy Purchase Fee. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible. When a multi-day auction occurs over a quarter end, the revenue from the sale is recognized in the period in which the auction is complete.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume. Our exposure from these guarantee contracts fluctuates over time, but guarantees are generally outstanding for less than 45 days and the combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. If a loss arises from a guarantee contract relating to an auction that occurs after the period end but prior to our reporting date, the loss is reflected in the period end financial statements. In recent periods, guarantee contracts have generally represented in the range of 20% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our Balance Sheet, unless the ultimate sale price is known to be less, in which case the inventory is written down to its net realizable value. The net gain or loss on the sale is recorded as auction revenue. In recent periods, sales of inventory have generally represented in the range of 5% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements is dependent upon many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues and our auction revenue rate performance (auction revenues as a percentage of gross auction sales) depend on the mix and nature of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented below.

Changes in the relative proportion of straight commission contracts versus underwritten business (guarantee and outright purchase contracts) contribute to the variability in our auction revenue rate. However, the largest contributor is the performance of our underwritten business. In a period when our underwritten business performs better than expected, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below expectations, our auction revenue rate will typically be below the expected average rate. See further discussion of our auction revenue rate under “Results of Operations — Auction Revenue.”

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual, rather than quarterly basis.

Developments in 2004

Our common shares commenced trading on the Toronto Stock Exchange on January 27, 2004. Our issued and outstanding common shares split on a two-for-one basis on May 4, 2004. All share and per share information in this document gives effect to the stock split on a retroactive basis, unless indicated otherwise.

On August 4, 2004, David E. Ritchie, our Chairman and Chief Executive Officer, delivered written notification of his intention to retire as CEO of the Company effective October 31, 2004. Our Board of Directors has appointed Peter J. Blake, our current Senior Vice-President and Chief Financial Officer, to become CEO when Mr. Ritchie retires. Robert S. Armstrong, our current Vice-President Finance and Corporate Secretary, has been appointed Chief Financial Officer effective November 1, 2004. Mr. Ritchie will continue as Chairman of our Board of Directors.

Critical Accounting Policies and Estimates

There have been no changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2003.

Overall Performance

For the six months ended June 30, 2004 we recorded auction revenues of $93.7 million and net earnings of $21.8 million, or $0.63 per diluted common share. This performance compares to auction revenues of $84.0 million and net earnings of $21.5 million, or $0.63 per diluted common share, for the corresponding period in 2003. Earnings for the first half of 2004 were essentially the same as in the comparable period in 2003, primarily because growth in auction revenues was offset by higher general and administrative expenses and income taxes. We ended the first half of 2004 with working capital of $39.6 million, compared to $35.3 million at December 31, 2003.

Results of Operations

We conduct operations on a global basis in a number of different currencies, but our reporting currency is the United States dollar. For the six months ended June 30, 2004 approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the relative proportions in recent periods. While the impact of currency fluctuations on our net earnings was essentially neutral, the presentation of our financial position and results of operations was impacted by fluctuations in foreign exchange rates.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar, the Euro, and the Australian dollar. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of our results of operations. However, since the end of 2002 there has been a significant increase in the value of these currencies relative to the United States dollar. This fluctuation, which we refer to as the currency fluctuation, has resulted in higher revenues and operating costs compared to the same period in the prior year, as discussed in more detail below.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Auction Revenues

Six months ended June 30,	2004	2003	% Change
Auction revenues	$93,666	$84,038	11%
Gross auction sales	$932,418	$804,454	16%
Auction revenue rate	10.05%	10.45%

The increase in auction revenues in 2004 was mainly the result of higher gross auction sales. The increase in gross auction sales in 2004 was primarily a result of higher gross auction sales in the United States compared to the six months ended June 30, 2003. Gross auction sales in 2004 include $29.3 million relating to agricultural auctions held during the six months ended June 30, 2004 (2003 — $20.1 million). The decrease in the auction revenue rate in 2004 can be attributed mainly to the performance of our guarantee and inventory contracts compared to their unusually strong performance in 2003. This underwritten business represented 22% of our total gross auction sales for the six months ended June 30, 2004 compared to 27% for the equivalent period in 2003.

Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of the handling fee in 2002 and the Proxy and Internet Purchase Fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%.

At the end of 2003 we estimated that our average expected auction revenue rate for 2004 would be in the range of 9.50% to 10.00%. This estimate was based on analysis of our auction revenue rate, which looked closely at the various components of our revenues and the performance of our underwritten business. Although we still believed that 9.50% was an appropriate assumption to make when estimating our long-term expected average auction revenue rate, we had exceeded this rate in each of the last two years. Although our rate of 10.05% for the six months ended June 30, 2004 was slightly outside this range, we continue to expect that our auction revenue rate will be within the range of 9.50% to 10.00% for the remainder of 2004. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate for the full year in 2004 may be above or below this range.

A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $0.9 million in the first half of 2004, of which approximately $0.6 million would have flowed through to net earnings in our statement of operations, all else being equal. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Six months ended June 30,	2004	2003	% Change
Direct expenses	$12,400	$11,432	8%
Direct expenses as a percentage of gross auction sales	1.33%	1.42%

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rent expenses for temporary auction sites.

Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due to the economies of scale and other efficiencies typically achieved at permanent auction sites. During the six months ended June 30, 2004 we held a number of larger than average auctions, which resulted in a lower direct expense rate compared to the rate for the six months ended June 30, 2003. We expect that the direct expense rate will be in the range of 1.45% for the remainder of 2004, which is consistent with our experience in recent periods.

Depreciation Expense

Six months ended June 30,	2004	2003	% Change
Depreciation expense	$6,007	$5,554	8%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software, depending on their nature. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and charges related to capitalized software development costs from recent periods. In addition, the currency fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

We anticipate that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, though we expect that the rate of increase will be slower than in recent years because the acquisition and development of auction sites has slowed, as discussed below under “Liquidity and Capital Resources”.

General and Administrative Expenses

Six months ended June 30,	2004	2003	% Change
General and administrative expenses	$39,837	$34,470	16%

General and administrative expenses (“G&A”) include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, institutional advertising, repairs and maintenance, insurance, telecommunications, utilities, and information technology expenses. The increase in G&A is attributable to a number of factors, including the currency fluctuation, increased costs incurred in 2004 to support our growth initiatives and costs associated with the operation of new permanent auction sites opened in recent years. In addition, we recorded higher G&A expenses as a result of a change in our method of allocating costs to internal software development projects, which caused a lower level of costs to be capitalized to such projects, and as a result of costs associated with listing our commons shares on the TSX in January 2004. We have also recorded higher employee performance bonus accruals as a result of stronger than expected earnings and the executive long-term incentive plan adopted during the year. We adopted the fair value method of accounting for stock-based compensation in 2003, and the related expenses are recorded in G&A. 2003 G&A amounts have been increased by $0.5 million to reflect the new accounting policy as it was adopted effective January 1, 2003. Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

Income Taxes

Six months ended June 30,	2004	2003	% Change
Income taxes	$12,301	$9,288	32%
Effective income tax rate	36.1%	30.2%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the six months ended June 30, 2004 was higher than the rate we experienced in 2003 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Six months ended June 30,	2004	2003	% Change
Net earnings	$21,754	$21,456	1%
Net earnings per share — basic	0.64	0.64	—
Net earnings per share — diluted	0.63	0.63	—

Net earnings in 2004 increased marginally compared to the prior year. Although gross auction sales increased, there was a reduction in the auction revenue rate and an increase in G&A expenses. The currency fluctuation did not have a material net effect on earnings for the six months ended June 30, 2004.

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Auction Revenues

Three months ended June 30,	2004	2003	% Change
Auction revenues	$55,996	$47,657	17%
Gross auction sales	$553,776	$462,979	20%
Auction revenue rate	10.11%	10.30%

The increase in auction revenues in the second quarter of 2004 was primarily the result of higher gross auction sales. The increase in gross auction sales in 2004 was mainly a result of higher gross auction sales in the United States compared to the quarter ended June 30, 2003. The decrease in the auction revenue rate in 2004 can be attributed mainly to the performance of the Company’s guarantee and inventory contracts compared to 2003. This underwritten business represented 28% of our total gross auction sales for the three months ended June 30, 2004 compared to 30% for the equivalent period in 2003.

Direct Expenses

Three months ended June 30,	2004	2003	% Change
Direct expenses	$7,853	$6,782	16%
Direct expenses as a percentage of gross auction sales	1.42%	1.47%

Direct expenses as a percentage of gross auction sales were slightly lower than expected for the three months ended June 30, 2004 and lower than the equivalent period in the prior year because we held several larger than average auctions during the quarter, which resulted in a lower direct expense rate.

Depreciation Expense

Three months ended June 30,	2004	2003	% Change
Depreciation expense	$3,045	$2,908	5%

Depreciation expense was consistent with expectations and not materially different from the depreciation expense recorded in the prior year.

General and Administrative Expenses

Three months ended June 30,	2004	2003	% Change
General and administrative expenses	$20,420	$17,535	16%

The increase in G&A is attributable to a number of factors, including increased costs incurred in 2004 to support our growth initiatives and costs associated with the operation of new permanent auction sites opened in recent years. In addition, we recorded higher G&A expenses as a result of a change in our method of allocating costs to internal software development projects, which caused a lower level of costs to be capitalized to such projects. Increased employee performance bonus accruals, accruals relating to the executive long-term incentive plan and the currency fluctuation contributed further to the growth in G&A.

Income Taxes

Three months ended June 30,	2004	2003	% Change
Income taxes	$8,996	$6,338	42%
Effective income tax rate	37.2%	33.0%

The effective tax rate for the three months ended June 30, 2004 was higher than the rate we experienced in 2003 as a result of differences in earnings within the various tax jurisdictions in which we earn our income.

Net Earnings

Three months ended June 30,	2004	2003	% Change
Net earnings	$15,164	$12,881	18%
Net earnings per share — basic	0.44	0.38	16%
Net earnings per share — diluted	0.44	0.38	16%

Net earnings increased in the second quarter of 2004 compared to the same period in 2003 primarily as a result of increased auction revenues, partially offset by increased G&A and income tax expenses. The currency fluctuation did not have a material net effect on earnings for the three months ended June 30, 2004.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following tables are stated in thousands of United States dollars, except per share data.

	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Gross auction sales (1)	$553,776	$378,642	$477,107	$277,832

Auction revenues	$55,996	$37,670	$47,719	$29,785
Net earnings (2)	15,164	6,590	12,417	2,721
Net earnings per share — basic (3)	$0.44	$0.19	$0.37	$0.08
Net earnings per share — diluted (3)	0.44	0.19	0.36	0.08

	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Gross auction sales (1)	$462,979	$341,475	$460,871	$208,071

Auction revenues	$47,657	$36,381	$44,380	$20,991
Net earnings (2)	12,881	8,575	11,122	1,111
Net earnings per share — basic (3)	$0.38	$0.25	$0.33	$0.03
Net earnings per share — diluted (3)	0.38	0.25	0.33	0.03

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under Sources of Revenue and Revenue Recognition.

(2)	We recorded stock-based compensation expense of $1,047 ($880 net of income taxes) during 2003 relating to the prospective adoption of the new stock-based compensation accounting policy. We have retroactively adjusted the 2003 quarterly net earnings amounts to give effect to the change in accounting policy as its adoption was effective on January 1, 2003.

(3)	Net earnings per share has been adjusted to reflect the May 4, 2004 two-for-one stock split on a retroactive basis.

Liquidity and Capital Resources

	June 30,	December 31,
	2004	2003	% Change
Working capital	$39,593	$35,346	12%

Our cash position fluctuates significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe a more meaningful measure of our liquidity is working capital, including cash. In our opinion, our working capital balance at June 30, 2004 is adequate to meet our needs.

Working capital at June 30, 2004 includes funds committed for debt repayment of $18.1 million. We expect to renegotiate certain of our term debt during the remainder of 2004, as discussed below. If this debt is renegotiated, the funds committed for debt payment in excess of the amount applied to debt repayment will become cash and cash equivalents on our balance sheet, and available for general purposes.

Six months ended June 30,	2004	2003	% Change
Cash provided by (used in):
Operating activities	$86,043	$118,197	(27%)
Investing activities	(9,814)	(6,852)	43%
Financing activities	(12,711)	(7,430)	71%

Capital asset additions were $9.6 million for the six-month period and $6.0 million for the three-month period ended June 30, 2004, compared to $8.2 million and $3.3 million respectively in 2003. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease in capital assets of $3.1 million for first six months of 2004 and $1.9 million for the second quarter (six and three months ended June 30, 2003 — $12.3 million increase and $7.0 million increase, respectively). Our capital expenditures in 2004 relate primarily to the construction of our new permanent auction site in Sacramento, California.

We intend to add additional permanent auction sites in selected locations as appropriate opportunities arise, though actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable auction sites. We expect that capital expenditures, including maintenance capital expenditures, will be in the range of $15 million to $20 million per year on average for the next few years.

In May 2004 our Board of Directors declared a quarterly cash dividend of $0.075 per common share relating to the quarter ended March 31, 2004, which was payable on June 18, 2004 to shareholders of record on May 28, 2004. The total dividend payment was $2.6 million. On August 4, 2004, our Board of Directors declared a quarterly cash dividend of $0.11 per common share relating to the quarter ended June 30, 2004. The dividend will be payable on September 17, 2004 to shareholders of record on August 27, 2004.

We have established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. We had no floating rate debt at June 30, 2004 (December 31, 2003 — $4.4 million). During the three- and six-month periods ended June 30, 2004 we repaid term debt of $6.2 million and $6.8 million respectively, compared to $2.1 million and $2.7 million respectively in 2003.

We expect to renegotiate approximately $26.3 million of our fixed rate debt in the third quarter of 2004, once it becomes due, and most of this debt to be renegotiated is subject to short-term interest rates until its due date. At June 30, 2004, we were in compliance with all of the financial covenants applicable to our bank debt.

	June 30,	December 31,
	2004	2003	% Change
Bank term debt:
Operations	$—	$—	N/A
Property acquisitions	63,422	70,788	(10%)

Total	$63,422	$70,788

Funds committed for debt repayment	$21,822	$18,107

Credit facilities — total:
Operations	$106,987	$107,956
Property acquisitions	85,422	91,647
Credit facilities — unused:
Operations	106,987	107,956
Property acquisitions	22,000	20,859

Quantitative and Qualitative Disclosure about Market Risk

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the six months ended June 30, 2004, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We do not hedge against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the six months ended June 30, 2004 we recorded a decrease in our foreign currency translation adjustment balance of $3.3 million, compared to an increase of $11.9 million in the same period in 2003. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency, which is the United States dollar.

Forward-Looking Statements

This document, including this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and potential changes in income taxes;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce;

•	our future capital expenditures;

•	our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

•	amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and the effect of any currency exchange fluctuations;

•	renegotiating existing indebtedness; and

•	financing available to us.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

We may incur losses related to our guarantee and outright purchase contracts and advances to consignors.

We generally offer our services to consignors of used equipment on a straight commission basis. In some cases we will, subject to our evaluation of the equipment, either offer to:

•	guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

•	purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately one-quarter of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If we were unable to auction the equipment or if auction proceeds were less than amounts advanced, we could incur a loss.

We may incur losses related to our guarantees of clear title on the equipment sold at our auctions.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

Our operating results are subject to quarterly variations.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

•	the timing, frequency and size of auctions;

•	the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

Decreases in the supply of, demand for, or market values of industrial equipment, primarily used industrial equipment, would harm our business.

Significant erosion in the supply of, demand for, or market values of used equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used equipment are beyond our control, and market values for used equipment fluctuate based on circumstances beyond our control. In addition, price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment

We may be unable to sustain and manage our growth.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

•	identifying and developing new markets and market segments;

•	identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

•	successfully integrating new sites and any acquired businesses with our existing operations;

•	achieving acceptance by potential consignors and industrial equipment buyers of the auction process generally;

•	establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

•	capitalizing on changes in the supply of and demand for industrial equipment, both on a local and global basis;

•	receiving required governmental authorizations for proposed development or expansion; and

•	successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support any growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability, which could harm our operating results.

We conduct business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intend to expand our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, equipment values and equipment flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

Competition in our markets may lead to reduced revenues and profitability.

The international used industrial equipment market and the auction segment of that market are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

We depend on a number of key personnel, and our business could be harmed if we lost the services of one or more of them.

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. The loss of the services of one or more of these individuals could harm our business. We do not maintain key man insurance on the lives of any of our executive officers. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Our Internet-related initiatives may not improve our results and are subject to technological obsolescence and potential service interruptions; in addition, we may not be able to compete with our competitors’ technologies.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. We may also not be able to continue to adapt our business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

The success of our rbauctionBid-Live service and other services offered over the Internet, including equipment-searching capabilities, will depend largely on the continued development and maintenance of our infrastructure and the Internet in general. The performance of the Internet, as well as some of our internal hardware and software systems, is critical to our ability to offer online services. “Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. If we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers, which could result in adverse consequences for our business.

Our business is dependent on the availability and performance of our internal technology infrastructure

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased traffic on our website and to implement new features and functions. If we are unable to expand and upgrade our systems and infrastructure to accommodate any increases in the use of our Internet services in a timely fashion, or should we lose access to or the functionality of our systems for any reason, our business could be harmed.

We use both internally developed and licensed systems for transaction processing and accounting, including billing and collections processing. We may need to improve these systems in order to accommodate the growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could have adverse consequences on our business. These difficulties could harm or limit our ability to expand our business.

We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could damage our business and lead to financial losses, which could be material.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: August 5, 2004	By:	/s/ Robert S. Armstrong
Robert S. Armstrong,
Corporate Secretary